UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-28344

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Community Bank 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: First Community Corporation 5455 Sunset Blvd Lexington, South Carolina 29072

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the First Community Bank 401(k) Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm – Elliott Davis, LLC

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2025

Notes to Financial Statements as of December 31, 2025 and 2024

Supplemental Schedule:

Schedule of Assets Held – December 31, 2025

The following exhibit is being filed herewith:

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm – Elliott Davis, LLC

First Community Bank

401(k) Plan

Report on Financial Statements

First Community Bank 401(k) Plan

All schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are either listed above or are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees, Plan Administrator, and Plan Participants of

First Community Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of First Community Bank 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis, LLC

We have served as the Plan’s auditor since 2006.

Charleston, South Carolina

June 26, 2026

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First Community Bank 401(k) Plan

Statements of Net Assets Available for Benefits

As of December 31, 2025 and 2024

	2025	2024
Assets
Investments at fair value (see Note 4)	$41,282,116	$36,005,069
Receivables
Employer contributions	429,392	391,401
Notes receivable from participants	361,437	299,097
Total receivables	790,829	690,498

Total assets	42,072,945	36,695,567

Liabilities	—	—
Net assets available for benefits	$42,072,945	$36,695,567

See Notes to Financial Statements

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First Community Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2025

Additions:
Investment income
Net appreciation in fair value of investments	$5,294,109
Interest and dividends	538,495
Total investment income	5,832,604

Contributions
Employer contributions	1,163,872
Employee contributions	1,515,686
Rollover contributions	8,781
Total contributions	2,688,339

Interest income on notes receivable from participants	26,533
Total additions	8,547,476

Deductions:
Administrative expenses	94,213
Distributions paid to participants	3,075,885
Total deductions	3,170,098

Net increase	5,377,378

Net assets available for benefits, beginning of year	36,695,567
Net assets available for benefits, end of year	$42,072,945

See Notes to Financial Statements

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 1.    Description of the Plan

The following description of First Community Bank (the “Bank”) 401(k) Plan (the “Plan”) provides only general information. The Bank is a subsidiary of First Community Corporation (the “Company”). The Plan is currently sponsored and maintained by the Bank. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Bank who have completed at least three months of service and are age eighteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Each year, participants may elect to defer a portion of their eligible compensation, as defined by the Plan. Participants who have attained the age of fifty before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Bank makes a matching contribution equal to 100% of employee contributions which do not exceed 3% of compensation, plus 50% of employee contributions which exceed 3% but do not exceed 5% of compensation. Additional profit-sharing amounts may be contributed at the option of the Bank’s board of directors to each eligible participant equal to a uniform percentage of each participant’s compensation. Eligible participants are defined as those having one year of service and employed as of year-end. The exact percentage, if any, will be determined by the Bank. During the year ended December 31, 2025, the Bank made $429,392 in additional profit-sharing contributions. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant accounts:

Each participant’s account is credited with the participant’s contributions, Bank contributions and Plan earnings (loss). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting:

Participants are immediately vested in their contributions and in the employer safe harbor matching contributions, plus actual earnings thereon. Vesting in the Bank’s discretionary contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after six years of credited service.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 1.    Description of the Plan, Continued

Notes receivable from participants:

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The $50,000 maximum amount will be reduced by the participant’s highest outstanding note balance in the previous 12 months, even if amounts have been repaid. The notes are secured by the balance in the participant’s account. The interest rate is the prime interest rate as set by the Wall Street Journal plus 1%, or such other rate as determined by the Plan Administrator on the basis of relevant factors including but not limited to the rates charged by local banks for notes of similar duration and security level. The rate of interest will be constant throughout the term of the note. All notes are required to be repaid within five years of the original date of the note. If a participant notifies the Plan Administrator in writing that the entire proceeds of the note was used to acquire a dwelling unit that will, within a reasonable time, be used as the principal residence of the participant, the note will be required to be repaid within 15 years of the original date of the note. Notes are to be repaid on the basis of substantially level amortization over the term of the note with payments made through salary reduction each pay period, if available. All or any part of the outstanding balance of a note can be repaid at any time without penalty.

Payment of benefits:

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, less any notes receivable outstanding. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59½.

Forfeited accounts:

As of December 31, 2025 and 2024, forfeited accounts totaled $2 and $3,309, respectively. Forfeitures may be used to reduce the Bank’s future contributions to the Plan as well as payment of administrative expenses. In 2025, administrative expenses were reduced by $14,435 from forfeited accounts.

Note 2.    Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment valuation and income recognition:

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan Administrative Committee determines the Plan’s valuation policies utilizing information provided by investment advisors. See Note 4 for discussion of fair value measurements.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 2.    Summary of Significant Accounting Policies and Activities, Continued

Investment valuation and income recognition, continued:

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Concentration of credit risk:

As of December 31, 2025 and 2024, investments in First Community Corporation Unitized Stock Fund comprised 10% and 9% of the Plan’s assets, respectively. As of December 31, 2025 and 2024, the unitized common stock fund was valued at $4,102,439 and $3,194,190, respectively. As of December 31, 2025 and 2024, the actual number of shares of the Company’s common stock in the unitized stock fund held by the Plan was 151,309 and 148,071 shares, respectively.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred.

Payment of benefits:

Benefits are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants and other distributions to participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 3.    Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

Note 4.    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2025 and 2024.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily Net Asset Value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 4.    Fair Value Measurements, Continued

Collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

First Community Corporation Unitized Stock Fund: Valued at the closing price of First Community Corporation’s common stock reported on the active market on which the individual securities are traded plus the carrying value of the cash component of the fund, which approximates fair value.

The following tables set forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2025 and 2024:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual funds	$36,612,878	$—	$—	$36,612,878
First Community Corporation Unitized Stock Fund – Cash	180,695	—	—	180,695
First Community Corporation Unitized Stock Fund – Common Stock	3,921,744	—	—	3,921,744
Total assets in the fair value hierarchy	40,715,317	$—	$—	40,715,317
Investments measured at NAV(a)				566,799
Investments at fair value				$41,282,116

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual funds	$31,740,271	$—	$—	$31,740,271
First Community Corporation Unitized Stock Fund	3,194,190	—	—	3,194,190
Total assets in the fair value hierarchy	34,934,461	$—	$—	34,934,461
Investments measured at NAV(a)				1,070,608
Investments at fair value				$36,005,069

(a)	Certain investments that were measured at NAV per share or its equivalent have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 4.    Fair Value Measurements, Continued

The following table for December 31, 2025 and 2024 sets forth a summary of the Plan’s assets reported at NAV as a practical expedient to estimate fair value:

	December 31, 2025
Investment	Fair value	Unfunded commitment	Redemption frequency	Redemption notice period

Collective trust fund	$566,799	$—	Daily	(b)

	December 31, 2024
Investment	Fair value	Unfunded commitment	Redemption frequency	Redemption notice period

Collective trust fund	$1,070,608	$—	Daily	(b)

(b)	Participants may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a participant loan, honoring an employee-directed transfer of the employee’s interest in the plan to another investment election that is a noncompeting investment, or paying Trustee fees. Participants may make withdrawals from the Fund for other purposes generally only upon 12 months’ advance written notice to the Trustee.

Note 5.    Tax Status

Effective December 15, 2020, the Plan adopted a non-standardized pre-approved plan sponsored by Ascensus, LLC, the plan provider. The plan provider has received an opinion letter from the Internal Revenue Service as to the pre-approved plan’s qualified status. The pre-approved plan’s letter has been relied upon by this Plan. The Bank and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 6.    Related-Party and Party in Interest Transactions

Certain Plan assets are invested in a fund that includes the Company’s common stock as described in Note 2. These investments are considered party in interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. As described in Note 2, the Plan made direct payments to the third-party administrator of $94,213 which were not covered by revenue sharing. The Bank pays directly any other fees related to the Plan’s operations.

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First Community Bank 401(k) Plan

Notes to Financial Statements

December 31, 2025 and 2024

Note 7.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the 2025 Statement of Net Assets Available for Benefits.

Note 8.    Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, June 26, 2026, and has determined that no significant events occurred after December 31, 2025, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

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First Community Bank 401(k) Plan

EIN 57-1030051, Plan No. 001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2025

(a)	(b)	(c)
Identity of party involved	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
Investments:
	American Eupac R6	Mutual Fund	**	$484,651
	Dodge & Cox Income X	Mutual Fund	**	113,038
	Vanguard 500 Index Adm	Mutual Fund	**	4,075,242
	Dodge & Cox Global Bond X	Mutual Fund	**	48,506
	JPMorgan Mid Cap Growth R6	Mutual Fund	**	1,805,650
	Vanguard Mid Cap Index Adm	Mutual Fund	**	2,019,306
	Columbia Dividend Income I3	Mutual Fund	**	1,616,058
	Vanguard Small-Cap Index Adm	Mutual Fund	**	2,699,664
	Vanguard Wellington Admiral	Mutual Fund	**	427,571
	Vanguard Wellesley Income Adm	Mutual Fund	**	131,257
	T. Rowe Price All-Cap Opport I	Mutual Fund	**	9,606,027
	Vanguard Real Estate Index Adm	Mutual Fund	**	165,373
	Vanguard Developed Mkts Index Adm	Mutual Fund	**	197,781
	Vanguard Target Retirement 2020	Mutual Fund	**	140,252
	Vanguard Target Retirement 2025	Mutual Fund	**	3,097,145
	Vanguard Target Retirement 2030	Mutual Fund	**	1,441,155
	Vanguard Target Retirement 2035	Mutual Fund	**	2,725,049
	Vanguard Target Retirement 2040	Mutual Fund	**	1,209,897
	Vanguard Target Retirement 2045	Mutual Fund	**	1,766,874
	Vanguard Target Retirement 2050	Mutual Fund	**	395,227
	Vanguard Target Retirement 2055	Mutual Fund	**	770,497
	Vanguard Target Retirement 2060	Mutual Fund	**	290,521
	Vanguard Target Retirement 2065	Mutual Fund	**	88,677
	Vanguard Target Retirement 2070	Mutual Fund	**	1,203
	Vanguard Total Bond Market Index Adm	Mutual Fund	**	46,866
	T. Rowe Price Int US Sm-Cap Grth Eqty I	Mutual Fund	**	914,497
	Vanguard Target Retirement Income Fund	Mutual Fund	**	334,894
	Federated Hermes Preservation Fund I	Collective Trust Fund	**	566,799
*	First Community Corporation	Unitized Stock Fund	**	4,102,439

Notes Receivable:
*	Notes Receivable from participants	Notes (4.25% - 9.50%), maturing on or before July 1, 2036	-0-	361,437
				$41,643,553

*	Indicates a party in interest
**	Cost information omitted due to participant-directed plan

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY BANK 401(k) PLAN
By FIRST COMMUNITY BANK, Trustee

Date: June 26, 2026	By:	/s/ D. Shawn Jordan
Printed Name: D. Shawn Jordan
Title: Chief Financial Officer

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